United States securities and exchange commission logo





                            June 9, 2022

       Guohua Zhang
       Chief Executive Officer and Chairman of the Board
       Caravelle International Group
       60 Paya Lebar Road
       #06-17 Paya Lebar Square
       Singapore 409051

                                                        Re: Caravelle
International Group
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted May 13,
2022
                                                            CIK No. 0001928948

       Dear Mr. Zhang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted May 13, 2022

       Questions and Answers About the Business Combination and the Special Meeting
       Q: How will the initial stockholders vote?, page 6

   1. We note the disclosure that the initial stockholders have agreed that they will vote any shares they purchase in
the open market in or after the SPAC IPO in favor of each of the
                                                        Proposals in connection
with this initial business combination. We further note the
                                                        disclosure at page 56
that Pacifico will file a Current Report on Form 8-K to disclose private arrangements
entered into or significant private purchases made by any of the
                                                        Sponsor or Pacifico   s
executive officers, directors and advisors, or their respective affiliates, that would
affect the vote on the Business Combination Proposal, the
 Guohua Zhang
FirstName  LastNameGuohua
Caravelle International GroupZhang
Comapany
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         Redomestication Proposal and the other Proposals. With a view toward revised disclosure, please tell us how these purchases comply with Rule 14e-5 of the Exchange
         Act. For guidance, see Tender Offers and Schedules Compliance and Disclosure
         Interpretations Question 166.01, available on our website.
Q: Will I experience dilution as a result of the Business Combination?, page 8

2. Please revise to disclose here, and in your risk factor at page 54, the impact of each significant source of dilution in the event of no redemptions, interim redemptions, and maximum redemptions by Pacifico stockholders. Where it appears that underwriting fees remain constant and are not adjusted based on redemptions, please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level related to dilution.
Q: Who will manage PubCo?, page 9

3. We note your disclosure here that the board of directors of the combined company will consist of five members. However, disclosure at page 16 indicates that the combined company will consist of nine members. Please revise or advise. Please also revise, as needed, your tabular disclosures at pages 137 and 141.
Prospectus Summary
Caravelle, page 14

4. You state here that Caravelle is a global "carbon-neutral ocean technology company"
         operating in the international shipping industry. Please revise to clarify your use of the term "carbon-neutral" to describe your current business operations and prominently make
         clear that Caravelle   s CO-Tech solutions business has no historical
operations and has yet
         to generate revenues.
Post-Business Combination Structure and Impact on the Public Float, page 16

5. We note your disclosure indicating that you have included a chart in this section reflecting the ownership structure of the combined company immediately following the Business Combination; however, we could not locate such chart. Please revise or advise. To the extent the chart will be the same as that included at page 92, please ensure both charts reflect equity interests in the event of no redemptions, interim redemptions, and maximum redemptions into cash.
Additional Agreement to be Executed after the Signing of the Merger Agreement, page 17

6. You disclose that within two months after the signing of the Merger Agreement, the
         SPAC and PubCo will enter into separate subscription agreements (the
 PIPE
         Subscription Agreements   ) with a number of subscribers (each a
Subscriber   ), pursuant
         to which the Subscribers agrees to purchase, and PubCo agrees to issue and sell to the
         Subscribers, an aggregate of 6 million PubCo Ordinary Shares for an aggregate purchase
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Caravelle International GroupZhang
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         price of approximately $60 million. We note that the Merger Agreement was entered into on April 5, 2022. Please revise to clarify, if true, that the PIPE Subscription
         Agreements will be entered into prior to the closing of the initial business combination. Please also highlight any material differences in the terms of securities issued at the time of the IPO as compared to the private placement contemplated at the time of the business combination. Additionally, revise to disclose if Pacifico's sponsors, directors, officers or their affiliates will participate in the private placement.
Interests of Certain Persons in the Business Combination, page 19

7. Revise to include the remaining disclosures and also expand to disclose that Pacifico's
         Chief Executive Office, Mr. Wang, has been appointed to be a director of Caravelle.
Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 25

8. Please revise your disclosures in this section to include a third scenario reflecting interim redemption levels.
Risks Related to Caravelle's International Maritime Shipping Business
Caravelle charters vessels mostly from Topsheen Shipping Group Limited, page 32

9. Please revise your risk factor to disclose any conflicts of interest that may arise in view of
         Caravelle   s Chief Shipping Officer, Mr. Dong Zhang, also controlling
Topsheen Shipping
         Group Limited, a supplier of your vessels.
Caravelle's CO-Tech model is in the early stages and it may not become profitable within twelve months after the closing, page 35

10. Please expand the risk factor here as it relates to your new CO-Tech business and the other related risk factors to address whether and how your business lines, such as wood desiccation, may be materially impacted by supply chain disruptions. For example, discuss whether you are exposed to global shortages of materials, or reduced production capacity due to closed production facilities. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, page 45

11. We note the disclosure that a majority of Caravelle's directors and executive officers reside outside of the United States. With a view toward disclosure, please tell us whether
         Caravelle's directors and executive officers reside in China or Hong Kong.
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Caravelle International GroupZhang
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Risks Related to Pacifico and the Business Combination
The Sponsor, Pacifico   s executive officers and directors and certain
affiliates of Pacifico may
have certain conflicts, page 50

12. Please revise your disclosure in this section to additionally include the current value, if applicable, of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar
disclosure for the company   s
         officers and directors, if material. You state on page 143 that "There is no limit on the amount of out-of-pocket expenses reimbursable by [you]; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by Pacifico unless Pacifico consummates an initial business combination." Please also highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
The Initial Stockholders who own shares of Pacifico Common Stock and Private Units will not participate in liquidation distributions, page 50

13. We note the disclosure that the Initial Stockholders agreed to waive their right to redeem shares of Pacifico Common Stock, or to receive distributions with respect to these shares of Pacifico Common Stock upon the liquidation of the Trust Account, if Pacifico is unable to consummate an initial business combination within the required time period. Please describe any consideration provided in exchange for this agreement. Background of the Business Combination, page 70

14. Please revise to disclose how the parties arrived at the valuation of Caravelle and clarify how the parties determined, on March 2, 2022, to change the initial merger consideration to $850,000,000 in common stock, as opposed to, previously, $500,000,000, with an earnout of $300,000,000. Disclose any changes in terms favorable to Pacifico's management and affiliates as compared to the public shareholders. Please also revise your disclosures in this section to clearly identify each individual participant, and their respective role, in each negotiation disclosed.
The Pacifico Board's Reasons for Approving the Business Combination, page 75

15. Please revise to disclose whether and how the board took into account the consideration to be paid for Caravelle in determining to approve the Merger Agreement.
16. We note your disclosure at page 75 that, prior to reaching the decision to approve the
         Merger Agreement, Pacifico   s directors reviewed Caravelle   s
results of the business and
         financial due diligence conducted by Pacifico   s management and third
party legal and
         financial advisors, which included, among other items, "[r]eview of revisions to
 Guohua Zhang
FirstName  LastNameGuohua
Caravelle International GroupZhang
Comapany
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         Caravelle   s financial projections." Please advise whether the
projections included in
         your filing are materially the same as the draft projections discussed in your background section. If they are materially different, please explain these differences, including any different assumptions, what changes were made, and why.
Proposal No. 1 - The Business Combination Proposal
Summary of Projected Financial Information
Certain Projected Financial Information, page 77

17.      We note your disclosure cautioning investors "not to rely    on the
projected financial
         information. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures. Please revise your disclosures accordingly.
18. You expect to generate wood drying revenue, wood vinegar revenue, revenue from carbon credits trading and fire protection revenue in addition to transportation revenue in future periods. Please address the following:

                You disclose that    The inclusion of the forecasted financial
information in this proxy
              statement/prospectus should not be regarded as an indication that Caravelle, Pacifico,
              PubCo or their respective representatives considered or consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the
              forecasts.    You also state that the projections should not be
looked upon as
                 guidance    of any sort. Provide clear disclosure about the
reasons and purpose of
              presenting your projections;
                You disclose that the projections were prepared on a reasonable basis despite not being prepared with a view toward public disclosure or complying with guidelines established by the AICPA. Disclose the assumptions underlying your projections for transportation revenue, market forecasts of demand for your new revenue streams, average transportation and selling prices, total expenditures, including marine fuel, research and development expenses and other material projections; and
                You disclose that there is no intention to update or revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all the assumptions underlying the forecasts are shown to be in error. Be advised that there is an ongoing duty to ensure your projections continue to be valid prior to the consummation of the business combination. Tell us
              whether or not the projections still reflect management   s views
on future performance
              and whether you intend to revise the forecasts to reflect the occurrence of future events.
19. Disclose whether you have sales agreements in place for wood drying, wood vinegar, carbon credits trading and fire protection. If so, disclose the terms of the agreements.
20.      For each projected year, tell us how much projected revenues are expected from
         customers based in China, Hong Kong and Macau.
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21. You state that you intend to enter the carbon trading market to monetize its technological advances in 2024 on page 101. However, your projections indicate you will generate carbon credits trading revenue in 2023. Revise your projections and disclosures as necessary.
22.      You state    If Caravelle succeeds in monetizing these wood vinegar,
Caravelle further
         broadens and diversified its business portfolio    on page 102. This
disclosure suggests you
         are unsure whether you will be able to monetize wood vinegar. However, your projections indicate you will generate wood vinegar revenue in 2023. Revise your projections and disclosures as necessary.
23. We note your disclosure that the number of ships owned and leased by Caravelle Group and its subsidiaries will be 7 in 2022, and that this number "will increase" to 53 vessels in
         2025. We further note your disclosure at page 92 that Caravelle does not own any vessels itself. Please enhance your disclosure to detail the timeline for acquiring such vessels, including the related assumptions. Also revise the chart to clarify that you project to own
         20-30% of the ships in years 2023E and 2025E.
Comparable Company Considerations, page 80

24. Revise to briefly describe the "carbon neutral transformation" businesses of the selected comparable companies and disclose the reasons why Pacifico believes the selected companies are comparable to Caravelle's current carbon neutral business operations so that shareholders may better evaluate the presentation. Please include similar disclosure for the Marine Freight and Logistics and Wood Products and Treatment companies.
Material U.S. Federal Income Tax Consequences of the Business Combination, page
84

25. We note the disclosure that "Provided that the Merger qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code are satisfied, a U.S. holder that exchanges its Pacifico securities in the Business Combination for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange." Given the foregoing, the tax treatment of the transaction appears material to investors. Accordingly, please revise to provide a tax opinion and clearly identify and articulate the opinion being rendered as to the tax consequences of the business combination in the filing. If there is uncertainty regarding the tax treatment of the transactions, as your disclosure suggests, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions elsewhere in your filing where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. For guidance, refer to Section III of Staff Legal Bulletin 19.
Information About Caravelle, page 92

26. You expect to generate wood drying revenue, wood vinegar revenue, revenue from carbon credits trading and fire protection in future periods and have quantified the expected
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FirstName  LastNameGuohua
Caravelle International GroupZhang
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         revenues for the years 2022E through 2025E on page 78. In an appropriate place in your filing, provide a detailed description of each of these new revenue streams and disclose how each will be accounted for under ASC 606. In addition, provide us with a detailed analysis of each of the five steps under ASC 606 for each new revenue stream. In doing so, provide a detailed description of the purchase obligation(s) and tell us when revenue is recognized and your basis for such timing.
Business Overview
Customers, page 95

27. We note your disclosure that Caravelle has entered into a strategic agreement with New
         Galion, a company controlled by Caravelle   s Chief Shipping Officer
Dong Zhang, to rent
         the vessels with wood desiccation capacity. Please revise to detail the material terms of such agreement, and to include similar disclosure in your related party transactions section. Please also consider whether risk factor disclosure may be appropriate.
Industry Analysis, page 106

28. Please revise to describe Caravelle's basis for its conclusion that its maritime wood desiccation process can reduce carbon emissions by approximately 80% compared with the traditional onshore wood desiccation model, and reduce energy costs at the same time.
         Please similarly provide further support for your statement that the CO-Tech model is also expected to save time for drying, loading and unloading, shorten the delivery time of the entire industry chain by 50%, and reduce costs by at least 40%, "per
Caravelle   s
         experiments and estimates."
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Caravelle , page 108

29. Please provide quantitative and qualitative disclosures of market risk. Refer to Item 17(b)
         of Form F-4.
Liquidity and Capital Resources, page 111

30. You disclose that you plan to own 30% to 35% of your ships in 2022. You also disclose throughout your filing that you plan to launch your new carbon-neutral ocean technology
            CO-Tech    business in the third quarter of 2022, or the quarter
ended July 31, 2022. For
         both your current international shipping operations and your anticipated CO-Tech business, describe your material cash requirements, including commitments for capital expenditures, the anticipated source of funds needed to satisfy such requirements and the general purpose of such requirement. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information, page 129

31. Based on our review, it appears that your pro forma presentation may not take into consideration recent changes to the rules applicable to such presentations. For example,
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         your presentation includes adjustments that are directly attributable to the Business
         Combination, factually supportable and expected to have a continuing impact rather than transaction accounting adjustments, autonomous entity adjustments and
management   s
         adjustments. Please carefully review Article 11 of Regulation S-X and revise your pro forma presentation throughout to comply with that guidance. For further information, you may refer to SEC Release 33-10786, Amendments to Financial Disclosures about
         Acquired and Disposed Businesses.

Certain Relationships and Related Party Transactions, page 142

32. Please disclose, if applicable, the nature of any family relationship(s) between:

                Mr. Xiaohui Wang, Mr. Sai Wang, and Mr. Edward Cong Wang; and Dr. Guohua Zhang and Mr. Dong Zhang.

         Refer to Item 18(a)(7)(i) of Form F-4 for guidance.
Financial Statements, page F-1

33.      Present audited financial statements of Caravelle International Group
(   PubCo   ) as of a
         recent date. Also ensure you disclose PubCo   s fiscal year end date
within the financial
         statement footnotes. Refer to Item 14(h) of Form F-4.
Caravelle Group Co., LTD and Subsidiaries Financial Statements, page F-21

34. Please present three years of audited financial statements of Caravelle Group Co., LTD or tell us in detail why you believe only two years are required.
General

35. Please prominently disclose, in the forepart of your prospectus, that you will be a
         "controlled company" within the meaning of the Nasdaq Stock Market Rules and that Dr.
         Guohua Zhang will control more than 50% of PubCo   s voting rights
following the
         transactions.
36. We note that Pacifico's charter renounced the corporate opportunities doctrine. Please advise whether this impacted your search for an acquisition target.
37. We note your disclosure at page 77 that Chardan performed additional services after
         Pacifico's IPO, and further note that part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please clarify whether Chardan will receive fees in addition to the $2,469,769 of deferred underwriting fees that are contingent on completion of the business combination.
38. Please disclose whether inflation has had or is expected to have a material impact on your operations and results. In addition, please tell us what consideration you have given to including a risk factor specific to the impact of inflation on your business.
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39. Please clarify the extent of your operations in China following the transactions, including the percentage of your customer base there. For instance, we note your disclosures
         that China   s largest flooring wood company, NATURE, is a long-term
client of Caravelle;
         and that Caravelle has entered into strategic agreements to sell the dried wood to China
         Forestry Materials (Zhangjiagang) Corp. Ltd. and China Plaid Imp. & Exp. Corp. Ltd.
40. Please revise your disclosures to describe the material terms of your license agreements with Dr. Zhang, including the rights and obligations of each party, the payment terms, and termination provisions. In addition, where your disclosures indicate Dr. Zhang has obtained or filed an application in China for fourteen patents as of the end of 2021, please disclose the number of patents pending and discuss how long it takes for patent applications to be approved or denied. Also discuss whether recent events
         indicating greater oversight by certain regulatory bodies in China, such as the Cyberspace
         Administration of China over data security, have implications for the patents you license from Dr. Zhang. Additionally, expand your disclosure to further describe your long-
         term research & development investment to further expand the CO-Tech intellectual property portfolio.
41. We note the disclosure on page 39 that as of October 31, 2021, Caravelle is leveraged and had $4,269,387 of outstanding indebtedness under its credit facilities and other borrowings. We further note your disclosure on page F-33. Please file the loan agreement with DBS Bank Ltd., related party loans, and any other material contracts, such as the strategic agreement with New Galion, as exhibits with your registration statement, or provide your analysis as to why such agreements are not required to be filed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney. at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
 Guohua Zhang
Caravelle International Group
FirstName
June 9, 2022   LastNameGuohua Zhang
Comapany
Page    10 NameCaravelle International Group
June 9, 2022 Page 10
cc:       Giovanni Caruso
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